Exhibit 18

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Grown Rogue Closes Second and Final Tranche of Convertible
Debenture Financing For Total Proceeds of US$6,000,000

Medford, Oregon, August 17, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, announces that, further to its news releases on July 4, 2023 and July 13, 2023, it has closed the second and final tranche of a non‐brokered private placement of unsecured convertible debentures (each, a “Debenture”) for gross proceeds of US$1,000,000, for a total aggregate principal amount under both tranches (the “Principal Amount”) of US$6,000,000 (the “Offering”). Additionally, on closing, the Company issued to subscribers under the second tranche of the Offering (each a “Debentureholder”) an aggregate of 2,816,250 common share purchase warrants (the “Warrants”), representing one‐half of one warrant for each C$0.24 of Principal Amount subscribed.

The Debentures will mature four years from the Closing Date (the “Maturity Date”), bear interest at a rate equal to 9% per annum, payable in United States currency on the last business day of the month following the end of each calendar quarter and are convertible as set forth below into common shares of the Company (each, a “Share”).

“This second tranche was committed when the first tranche of the financing was announced in July but was delayed slightly in closing due to cannabis banking issues for transferring the capital” said Obie Strickler, CEO of Grown Rogue. “We are excited to close the final tranche of the convertible financing, strengthening our balance sheet as we continue to look at opportunities in new markets,” continued Mr. Strickler.

Debentureholders will be entitled, at their option, to convert, at any time on or prior to the Maturity Date, the outstanding Principal Amount and accrued interest into Shares at a price per Share equal to C$0.24. The Company may elect to prepay the Principal Amount together with any interest thereon prior to the Maturity Date upon providing 30 days’ notice to the Debenture holder.

Each full Warrant will be exercisable into one Share (a “Warrant Share”) at an exercise price of C$0.28 for a period of three years from the Closing Date (the “Warrant Expiry Date”) and are subject to an acceleration clause that in the event that the Shares close at or above C$0.40 per share on the Canadian Securities Exchange for ten consecutive trading days (the “Acceleration Event”), the Warrant Expiry Date shall accelerate to 90 days following notice of the Acceleration Event.

The proceeds of the Offering will be used for the expansion of the Company’s business and for general corporate purposes. The Debentures, the Warrants as well as the underlying Shares, will be subject to a statutory hold period for a period of four months and one day from the Closing Date pursuant to Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan. Grown Rogue’s strategy is built to win now and in the future, as we profitably deliver craft cannabis at appropriate scale while continually scaling our sungrown capabilities to support eventual interstate commerce. Our mission is to bring low cost, high quality, craft cannabis from the amazing terroir and legacy of Oregon’s Rogue Valley to consumers nationwide.

FORWARD‐LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.SEDAR.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler
Chief Executive Officer

obie@grownrogue.com

Jakob Iotte

Director of Business
Development and IR

jakeiotte@grownrogue.com

(458) 226-2100

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